UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Certified Diabetic Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

157012105

   (CUSIP No.)

December 31, 2009

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.				157012105

1)	Name of Reporting Persons.			Vicis Capital LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
				(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization			Delaware
	Number of	5)	Sole voting power	94,571,900
	Shares Beneficially
	Owned by	6)	Shared voting power	None
	Each
	Reporting	7)	Sole dispositive power	94,571,900
	Person
	With	8)	Shared dispositive power	None

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			94,571,900
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)			☐
11)	Percent of Class Represented by Amount in Row (9)			62.2%
12)	Type of reporting person.			IA

SCHEDULE 13G
VICIS CAPITAL LLC
CERTIFIED DIABETIC SERVICES, INC.

Item 1(a)	Name of Issuer:

Certified Diabetic Services, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Airport Woods Commerce Center
10061 Amberwood Road
Ft. Myers, Florida 33913

Item 2(a)	Name of Person Filing:

Vicis Capital LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

445 Park Avenue, Suite 1901
New York, NY 10022

Item 2(c)	Citizenship:

Vicis Capital LLC is a Delaware limited liability company

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number:

157012105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)           Amount Beneficially Owned:

All 94,571,900 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.   Vicis Capital LLC may be deemed to beneficially own such 94,571,900 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

(b)           Percent of Class:

62.2%.  Based upon 61,126,509 shares of Common Stock outstanding at November 13, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2009 plus 80,000,000 additional shares of Common Stock underlying the Series D Preferred Stock and 11,000,000 shares of Common Stock underlying the Series E Preferred Stock, and 94,571,900 shares of Common Stock deemed to be beneficially owned by Vicis Capital Master Fund.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

94,571,900 shares.

(ii)	Shared power to vote or to direct the vote

None.

(iii)	Sole power to dispose or to direct the disposition of

94,571,900 shares.

(iv)	Shared power to dispose or to direct the disposition of

None.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Vicis Capital Master Fund, a client of Vicis Capital LLC, a registered investment adviser, owns all the shares included on this Schedule and has the right to receive or the power to direct the receipt of dividends and proceeds from the sale of all the shares included on this Schedule.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicble.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2011
VICIS CAPITAL LLC

Date	By:	/s/ Andrew Comito
Andrew Comito
Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC with respect to the Amacore Group, Inc. on October 1, 2009.